Exhibit 99.1

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Between

COMPTON PETROLEUM CORPORATION

and

COMPTON PETROLEUM FINANCE CORPORATION

SEPTEMBER 7, 2010

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	5
1.3	Number, etc.	5
1.4	Entire Agreement	5
1.5	Currency	5
1.6	Accounting Matters	5
1.7	Construction	5
1.8	Governing Law	6
1.9	Date for Any Action	6
1.10	Exhibit	6

ARTICLE 2 THE ARRANGEMENT		6
2.1	Covenants of the Parties Regarding the Arrangement	6
2.2	Interim Order	7
2.3	Circular and Meeting	7
2.4	Effective Date	7

ARTICLE 3 COVENANTS		7
3.1	Covenants of Compton Finance	7
3.2	Covenants of Compton	9

ARTICLE 4 CONDITIONS PRECEDENT		10
4.1	Mutual Conditions Precedent	10
4.2	Additional Conditions to Obligations	12
4.3	Notice and Effect of Failure to Comply with Conditions	12
4.4	Satisfaction of Conditions	13

ARTICLE 5 AMENDMENT		13
5.1	Amendment of Agreement	13
5.2	Amendment of Plan of Arrangement	13

ARTICLE 6 TERMINATION		13
6.1	Termination	13

ARTICLE 7 NOTICES		14
7.1	Notices	14

ARTICLE 8 GENERAL		14
8.1	Binding Effect	14
8.2	Expenses	14
8.3	Assignment	15
8.4	Equitable Remedies	15
8.5	Severability	15
8.6	Further Assurances	15
8.7	Execution in Counterparts	15
8.8	Waiver	15

EXHIBIT A	- PLAN OF ARRANGEMENT

i

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated effective as of the 7th day of September, 2010,

BETWEEN:

COMPTON PETROLEUM CORPORATION, a corporation continued under the Canada Business Corporations Act (hereinafter referred to as “Compton”)

AND:

COMPTON PETROLEUM FINANCE CORPORATION, a corporation continued under the Canada Business Corporations Act (hereinafter referred to as “Compton Finance”)

WHEREAS:

A.	The Parties wish to propose an Arrangement with the holders of Senior Notes;

B.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the CBCA; and

C.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Applicable Canadian Securities Laws”, in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Applicable Law” means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

“Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Noteholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

“Board of Directors” means the board of directors of Compton Finance;

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Calgary, Alberta, Toronto, Ontario, and New York, New York;

“Canadian GAAP” has the meaning ascribed thereto in Section 1.6;

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date;

“Circular” means the Notice of Meeting and the management proxy circular of Compton Finance dated July 23, 2010, together with all appendices thereto;

“Common Shares” means the common shares in the capital of Compton;

“Compton Holdings” means Compton Petroleum Holdings Corporation, a corporation incorporated under the Business Corporations Act (Alberta);

“Court” means the Court of Queen’s Bench of Alberta;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Effective Date” means the date shown on the Certificate;

“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indenture Trustee” means the applicable trustee under the Note Indenture or the New Note Indenture, as the case may be;

“Interim Order” means the amended Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Compton and Compton Finance therefor;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S.

Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

“Mandatory Convertible Notes” means the 10% senior unsecured notes due September 15, 2011 to be issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture;

“Mandatory Convertible Note Indenture” means an indenture to govern the Mandatory Convertible Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Holdings, Compton Petroleum (partnership) and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

“Maturity Date” means September 15, 2011, the maturity date of the Mandatory Convertible Notes;

“Meeting” means the meeting of Noteholders to be held to consider, among other things, the Arrangement and related matters as set forth in the Notice of Meeting, and any adjournment thereof;

“New Note Indenture” means an indenture to govern the New Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Petroleum (partnership), Compton Holdings and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

“New Notes” means the 10% senior notes due 2017 of Compton Finance to be issued pursuant to the New Note Indenture;

“Note Guarantors” means the guarantors of the Senior Notes being Compton, Compton Holdings, Compton Petroleum (partnership), Hornet Energy Ltd. and WIN Energy (Montana) Inc.;

“Note Indenture” means the indenture governing the Senior Notes dated as of November 22, 2005 which was supplemented as of April 11, 2008 pursuant to which Compton Finance is the issuer, the Note Guarantors are guarantors and The Bank of Nova Scotia Trust Company of New York is the trustee;

“Noteholders” means the holders of the Senior Notes and, following completion of the Recapitalization, the holders of New Notes or Mandatory Convertible Notes, if any;

“Notice of Meeting” means the notice of the Meeting accompanying the Circular;

“Outside Date” means November 30, 2010;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 5 thereof and Section 5.2 hereof;

“Recapitalization” means the transactions contemplated by the Circular, including without limitation the Arrangement;

“Record Date” means July 19, 2010;

“Senior Bank Facility” means the credit facility, comprised of a revolving term facility and a revolving working capital facility, pursuant to the credit agreement (as amended) between Compton, as borrower, certain Canadian chartered banks and other financial institutions, as lenders, and Bank of Montreal, as administrative agent, dated August 15, 2007, as such will be amended pursuant to the Recapitalization;

“Senior Notes” means the 7 5/8% senior notes due 2013 of Compton Finance issued pursuant to the Note Indenture;

“subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the CBCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references in this Agreement to an “Article” or “Section” followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to an “Exhibit” followed by a letter refer to the specified exhibit to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Entire Agreement

This Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.5	Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of the United States, unless specified otherwise.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“Canadian GAAP”) and all determinations of an accounting nature which are required to be made shall be made in a manner consistent with Canadian GAAP.

1.7	Construction

In this Agreement, unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	a reference to an “approval”, “authorization”, “consent”, “designation”, “notice” or “agreement” means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d)	the phrase “ordinary course of business”, or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(f)	time is of the essence.

1.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.9	Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.10	Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A	- Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1	Covenants of the Parties Regarding the Arrangement

Each of the Parties covenants and agrees that it will:

(a)	as soon as reasonably practicable, apply to the Court in a manner acceptable to Compton Finance, acting reasonably, under Section 192 of the CBCA and diligently prosecute an application for the Interim Order;

(b)	convene and hold the Meeting as promptly as practicable in accordance with the Interim Order or otherwise as required by Applicable Laws for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby (and for any other proper purpose as may be set out in the Notice of Meeting);

(c)	subject to obtaining the approval(s) as are required by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(d)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2	Interim Order

The application for an Interim Order referred to in Section 2.1(a) shall provide that:

(a)	the securities of Compton Finance for which holders shall be entitled to vote on the Arrangement Resolution at the Meeting shall be the Senior Notes;

(b)	the Noteholders shall vote on the Arrangement Resolution at the Meeting as a single class;

(c)	each Noteholder shall be entitled to one vote for each $1.00 principal amount and accrued and unpaid interest of the Senior Notes held by them as of the Record Date; and

(d)	the requisite majority for the approval of the Arrangement Resolution shall be two-thirds (66 2/3%) of the votes cast by the Noteholders, present in person or represented by proxy, at the Meeting.

2.3	Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws: (i) the Parties shall cooperate in the preparation of the Circular, together with any and all other documents required by the CBCA or other Applicable Laws in connection with the Arrangement; (ii) Compton Finance shall cause the Circular to be mailed to Noteholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and (iii) Compton Finance shall convene and hold the Meeting, at which meeting the Arrangement Resolution, together with any other resolutions reasonably required in the opinion of Compton Finance, shall be submitted to Noteholders entitled to vote upon such resolutions for approval.

2.4	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1	Covenants of Compton Finance

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws Compton Finance covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)	use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(d)	make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)	subject to the approval of the Arrangement Resolution by the Noteholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with Compton, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(g)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(3) of the CBCA;

(h)	until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, book, records, agreements and commitments of Compton and its subsidiaries and provide all such information concerning Compton and its subsidiaries as the other Parties may reasonably request;

(i)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Compton Finance or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to the business and affairs of Compton Finance and its subsidiaries;

(m)	until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n)	on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from Compton Finance relating to the transactions contemplated hereby (including the Arrangement);

(o)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p)	solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Arrangement Resolution, provided that Compton Finance may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(q)	convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(r)	until the Effective Date not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(s)	until the Effective Date, not declare or pay any dividends or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(t)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.2	Covenants of Compton

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws Compton covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)	use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(d)	make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)	subject to the approval of the Arrangement Resolution by the Noteholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(g)	until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries’, assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(h)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(i)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(j)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(k)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

(l)	until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m)	on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(n)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(o)	make an application to the TSX for conditional approval of the listing on the TSX of the Common Shares that may be issued to holders of Mandatory Convertible Notes;

(p)	until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issue of options, and the issue of Common Shares on the exercise thereof, pursuant to Compton’s stock option plan;

(q)	until the Effective Date, not declare or pay any dividends, except in the ordinary course and consistent with past practice, or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(r)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Noteholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties acting reasonably, on appeal or otherwise;

(d)	all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of the Parties acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(e)	the Plan of Arrangement, the Final Order, the New Notes, the New Note Indenture, the Mandatory Convertible Notes, the Mandatory Convertible Note Indenture and all definitive legal documentation in connection with all of the foregoing, are to be executed and delivered on terms satisfactory to each of Compton and Compton Finance, acting reasonably;

(f)	the Senior Bank Facility shall have been amended by Compton and the lenders thereunder on terms satisfactory to Compton, acting reasonably;

(g)	each of the Parties shall have taken all necessary or advisable corporate actions and proceeds in connection with the Recapitalization and the Plan of Arrangement;

(h)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of damages on account of or relating to the Recapitalization and no cease trading or similar order with respect to any securities of any of the Parties shall have become effective or threatened;

(i)	the Director shall have issued the Certificate on or prior to the Outside Date;

(j)	there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(i)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(k)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(l)	on the Effective Date the Common Shares to be issued pursuant to the Mandatory Convertible Notes shall have been approved for listing on the TSX, subject to customary post-closing conditions.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by each of the Parties regardless of the circumstances and may be waived by each of the Parties in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which any such Parties may have.

4.2	Additional Conditions to Obligations

The obligations of each of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)	each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)	prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Compton and its subsidiaries (taken as a whole) from that reflected in the Circular; and

(e)	the Board of Directors shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Noteholders.

The conditions in this Section 4.2 are for the mutual benefit of the Parties and may be asserted by a Party regardless of the circumstances or may be waived by a Party in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.

4.3	Notice and Effect of Failure to Comply with Conditions

(a)	Each of the Parties shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	If any of the conditions precedent set forth in Sections 4.1 or 4.2 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 6.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

4.4	Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 5

AMENDMENT

5.1	Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Noteholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Noteholders without approval by the Noteholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

5.2	Amendment of Plan of Arrangement

(a)	The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Noteholders if and as required by the Court.

(b)	Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Meeting, which is proposed and accepted by the Noteholders voting at the Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 6

TERMINATION

6.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of the Parties;

(b)	as provided in Article 4; or

(c)	if the Arrangement shall have not become effective on or before the Outside Date or such later date as may be agreed to by the Parties.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (c) of this Section 6.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to any other Party hereunder.

ARTICLE 7

NOTICES

7.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy to:

(a)	in the case of Compton or Compton Finance:

c/o Compton Petroleum Corporation

Suite 500, 850 – 2nd Street S.W.

Calgary, Alberta T2P 0R8

Attention:	Chief Executive Officer
Facsimile:	(403) 668-6700

with a copy to:

Stikeman Elliott LLP

4300, 888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:	Managing Partner
Facsimile:	(4403) 266-9034

(b)	in the case of a Noteholder:

to the address for such Noteholder as shown on the records of the Indenture Trustee,

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 8

GENERAL

8.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.2	Expenses

Each of the Parties hereto shall pay its expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto.

8.3	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Parties to this Agreement.

8.4	Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

8.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.7	Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

8.8	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

COMPTON PETROLEUM CORPORATION	COMPTON PETROLEUM FINANCE CORPORATION

Per:	Per:

Per:	Per:

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

(b)	“Arrangement Agreement” means the amended and restated arrangement agreement dated September 7, 2010 between Compton and Compton Finance, as further amended or restated from time to time.

(c)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

(d)	“Assets” means certain natural gas assets located in the Niton and Gilby areas in Central Alberta which were disposed of pursuant to the Asset Sales;

(e)	“Asset Sales” means the sales of the Assets completed on June 30, 2010 and July 15, 2010 for the Asset Sale Proceeds;

(f)	“Asset Sale Proceeds” means aggregate gross proceeds of Cdn$150.2 million (before adjustments) received by Compton pursuant to the Asset Sales;

(g)	“Canadian Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time;

(h)	“Cash Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 in cash, to an aggregate maximum of $184.5 million; provided that, to the extent the aggregate elections for the Cash Alternative by Electing Noteholders exceed $184.5 million, then “Cash Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 consisting of a combination of:

(i)	cash, to an aggregate maximum of not less than $184.5 million and not more than $229.5 million; and, if applicable

(ii)	Mandatory Convertible Notes, to a maximum aggregate principal amount of $45.0 million; and/or

(iii)	New Notes, to a maximum aggregate principal amount of $45.0 million,

with the relative allocation of cash, Mandatory Convertible Notes and New Notes to be determined by Compton Finance in its sole discretion and applied in the same proportion to all Electing Noteholders electing the Cash Alternative, subject in all cases to proration in the event that Noteholders elect greater than the Maximum Cash/Note Consideration;

(i)	“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date;

(j)	“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with Section 262 of the CBCA;

(k)	“Circular” means the Notice of Meeting and the management proxy circular of Compton Finance dated July 23, 2010, together with all appendices thereto;

(l)	“Common Shares” means the common shares in the capital of Compton;

(m)	“Compton” means Compton Petroleum Corporation, a corporation incorporated under the Business Corporations Act (Alberta);

(n)	“Compton Finance” means Compton Petroleum Finance Corporation, a corporation continued under the CBCA;

(o)	“Compton Holdings” means Compton Petroleum Holdings Corporation, a corporation incorporated under the Business Corporations Act (Alberta);

(p)	“Court” means the Court of Queen’s Bench of Alberta;

(q)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(r)	“Effective Date” means the date shown on the Certificate;

(s)	“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date;

(t)	“Electing Noteholder” means a Noteholder who duly executes and delivers a Form of Election prior to the Election Deadline in order to elect to receive the Cash Alternative or the New Note Alternative;

(u)	“Election Deadline” means 5:00 p.m. (New York time) on September 10, 2010;

(v)	“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to or arising out of, or in connection with, the Senior Notes and the Note Indenture, as the case may be, and to acquire or receive any of the foregoing, other than those created under the Arrangement;

(w)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed;

(x)	“Form of Election” means the form of election to be completed by Electing Noteholders to elect as between the Cash Alternative and the New Note Alternative (each subject to proration in certain circumstances) in exchange for their Senior Notes pursuant to the Arrangement;

(y)	“Indenture Trustee” means the applicable trustee under the Note Indenture or the New Note Indenture, as the case may be;

(z)	“Interim Order” means the amended Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Compton and Compton Finance therefor;

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(aa)	“Mandatory Convertible Notes” means the 10% senior unsecured notes due September 15, 2011 to be issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture;

(bb)	“Mandatory Convertible Note Indenture” means an indenture to govern the Mandatory Convertible Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Holdings, Compton Petroleum (partnership) and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

(cc)	“Maturity Date” means September 15, 2011, the maturity date of the Mandatory Convertible Notes;

(dd)	“Maximum Cash/Note Consideration” means $229.5 million of a combination of cash, Mandatory Convertible Notes and New Notes, as more particularly described in the definition of “Cash Alternative”; provided that the aggregate Maximum Cash/Note Consideration and Maximum Note Consideration shall in all circumstances equal $423.0 million;

(ee)	“Maximum Note Consideration” means $238.5 million of a combination of New Notes, cash and Mandatory Convertible Notes, as more particularly described in the definition of “New Note Alternative”; provided that the aggregate Maximum Cash/Note Consideration and Maximum Note Consideration shall in all circumstances equal $423.0 million;

(ff)	“Meeting” means the meeting of Noteholders to be held to consider, among other things, the Arrangement and related matters as set forth in the Notice of Meeting, and any adjournment thereof;

(gg)	“New Note Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 of principal amount of New Notes, to a maximum aggregate principal amount of $193.5 million; provided that, to the extent the aggregate elections (including deemed elections) for the New Note Alternative exceed $193.5 million, then “New Note Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 consisting of a combination of:

(i)	New Notes, to a maximum aggregate principal amount of not less than $193.5 million and not more than $238.5 million; and, if applicable

(ii)	Mandatory Convertible Notes, to a maximum aggregate principal amount of $45.0 million; and/or

(iii)	cash, to an aggregate maximum of $45.0 million,

with the relative allocation of New Notes, Mandatory Convertible Notes and cash to be determined by Compton Finance in its sole discretion and applied in the same proportion to all Noteholders electing (or deemed to be electing) the New Note Alternative, subject in all cases to proration in the event that Noteholders elect (or are deemed to have elected) greater than the Maximum Note Consideration;

(hh)	“New Note Indenture” means an indenture to govern the New Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Petroleum (partnership), Compton Holdings and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

(ii)	“New Notes” means the 10% senior notes due 2017 of Compton Finance to be issued pursuant to the New Note Indenture;

(jj)	“Note Guarantors” means the guarantors of the Senior Notes being Compton, Compton Holdings, Compton Petroleum (partnership), Hornet Energy Ltd. and WIN Energy (Montana) Inc.;

(kk)	“Note Indenture” means the indenture governing the Senior Notes dated as of November 22, 2005 which was supplemented as of April 11, 2008 pursuant to which Compton Finance is the issuer, the

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Note Guarantors are guarantors and The Bank of Nova Scotia Trust Company of New York is the trustee;

(ll)	“Noteholders” means the holders of the Senior Notes and, following completion of the Recapitalization, the holders of New Notes or Mandatory Convertible Notes, if any;

(mm)	“Noteholders’ Principal Claim Amount” means the aggregate principal amount (excluding accrued and unpaid interest) of all Noteholders’ claims in respect of the Senior Notes, measured as of the Record Date, and “Noteholder’s Principal Claim Amount” means the individual amount of each Noteholder’s claim for principal (excluding accrued and unpaid interest) in respect of the Senior Notes held by such Noteholder, measured as of the Record Date;

(nn)	“Notice of Meeting” means the notice of the Meeting accompanying the Circular;

(oo)	“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them;

(pp)	“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

(qq)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with Section 6.2 of the Arrangement Agreement and Article 5 hereof;

(rr)	“Recapitalization” means the transactions contemplated by the Circular, including without limitation the Arrangement;

(ss)	“Record Date” means July 19, 2010;

(tt)	“Senior Bank Facility” means the credit facility, comprised of a revolving term facility and a revolving working capital facility, pursuant to the credit agreement (as amended) between Compton, as borrower, certain Canadian chartered banks and other financial institutions, as lenders, and Bank of Montreal, as administrative agent, dated August 15, 2007, as such will be amended pursuant to the Recapitalization; and

(uu)	“Senior Notes” means the 7 5/8% senior notes due 2013 of Compton Finance issued pursuant to the Note Indenture.

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6	Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States.

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ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Noteholders; (ii) Compton; (iii) Compton Finance; (iv) the holders of any Entitlements relating to the Senior Notes and the Note Indenture; and (v) the Indenture Trustee, and shall constitute a full, final and absolute settlement of all rights of the beneficial and legal holders of Senior Notes attaching thereto or arising therefrom and an absolute release and discharge of and from all indebtedness, liability and obligation of Compton Finance in respect of the Senior Notes and the Note Indenture.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 4 has become effective in the sequence and at the times set out therein.

ARTICLE 3

TREATMENT OF NOTEHOLDERS

3.1	Treatment of Noteholders.

(a)	Payment of Accrued Interest:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton Finance shall pay to the Noteholders all accrued interest in full and final settlement of all interest due and owing under the Senior Notes and the Note Indenture.

(b)	Issuance of New Notes and Mandatory Convertible Notes:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton Finance shall issue the New Notes and Mandatory Convertible Notes, if any, to the Noteholders in accordance with their elections and subject to the conditions and limitations set forth in Section 4.1. The Noteholders shall, and shall be deemed to, irrevocably and finally exchange their Senior Notes for: (i) cash and, if applicable, New Notes and/or Mandatory Convertible Notes, all pursuant to the Cash Alternative; or (ii) New Notes and, if applicable, cash and/or Mandatory Convertible Notes, all pursuant to the New Note Alternative, all in accordance with such Noteholders’ elections or deemed elections on the Effective Date and subject in all cases to proration in the event that Electing Noteholders elect greater than the Maximum Cash/Note Consideration or Noteholders elect or are deemed to elect greater than the Maximum Note Consideration, respectively. The cash, New Notes and Mandatory Convertible Notes, as the case may be, shall be and shall be deemed to be received in full and final settlement of the Senior Notes and the Note Indenture.

(c)	Execution of Guarantees:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1 and pursuant to the New Note Indenture and the Mandatory Convertible Note Indenture, Compton, Compton Petroleum (partnership), Compton Holdings and Hornet Energy Ltd. will guarantee Compton Finance’s obligations under the New Notes and, if Mandatory Convertible Notes are issued pursuant to the Arrangement, the Mandatory Convertible Notes, respectively.

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ARTICLE 4

ARRANGEMENT

4.1	Commencing as of the Effective Time, the following events or transactions will occur sequentially in the order set out below unless otherwise noted and will be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)	The Senior Bank Facility shall be amended to no less than Cdn$225.0 million and no less than Cdn$50.0 million will be drawn thereunder by Compton;

(b)	Compton Finance will determine, in its sole discretion, the extent to which cash, New Notes and Mandatory Convertible Notes are to comprise the Cash Alternative and the New Note Alternative, subject to the terms thereof;

(c)	Compton will loan to Compton Finance the cash components required under the Cash Alternative and, if applicable, the New Note Alternative, as well as the aggregate amount of the fees and expenses due to BMO Nesbitt Burns Inc., the Indenture Trustee and counsel to the Parties pursuant to Section 4.1(f) and the accrued interest payable by Compton Finance pursuant to Section 4.1(d);

(d)	Compton Finance shall pay the accrued interest to the Indenture Trustee or its nominee as registered holder of the global notes and on behalf of all Noteholders, and the Indenture Trustee shall pay (or cause to be paid) all such accrued interest to the Noteholders, without abatement or rights of setoff or counterclaim of any nature;

(e)	Each Noteholder shall irrevocably exchange and be deemed to transfer all of its Senior Notes and all of its rights under the Senior Notes and the Note Indenture to Compton Finance in exchange for: (i) cash and, if applicable, New Notes under the New Note Indenture and/or Mandatory Convertible Notes under the Mandatory Convertible Note Indenture, all pursuant to the Cash Alternative; or (ii) New Notes under the New Note Indenture and, if applicable, cash and/or Mandatory Convertible Notes under the Mandatory Convertible Note Indenture, all pursuant to the New Note Alternative, allocated to each Noteholder as follows:

(i)	Each Noteholder shall receive for each $1,000 of such Noteholder’s Principal Claim Amount, at the election of such Noteholder:

(A)	$940 in cash, to an aggregate maximum of $184.5 million; provided that, to the extent the aggregate elections for the Cash Alternative by Electing Noteholders exceed $184.5 million, then $940 consisting of a combination of:

(I)	cash, to an aggregate maximum of not less than $184.5 million and not more than $229.5 million; and, if applicable

(II)	Mandatory Convertible Notes, to a maximum aggregate principal amount of $45.0 million; and/or

(III)	New Notes, to a maximum aggregate principal amount of $45.0 million,

for all Electing Noteholders electing to receive the Cash Alternative, with the relative allocation of cash, Mandatory Convertible Notes and New Notes to be determined by Compton Finance in its sole discretion and applied in the same proportion to all Electing Noteholders electing the Cash Alternative; or

(B)	$940 of principal amount of New Notes for all Noteholders which have elected or are deemed to have elected to receive the New Note Alternative; provided that, to the extent the aggregate elections (including deemed elections) for the New Note Alternative exceed $193.5 million, then $940 consisting of a combination of:

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(I)	New Notes, to a maximum aggregate principal amount of not less than $193.5 million and not more than $238.5 million; and, if applicable

(II)	Mandatory Convertible Notes, to a maximum aggregate principal amount of $45.0 million; and/or

(III)	cash, to an aggregate maximum of $45.0 million,

for all Noteholders electing (or deemed to be electing) to receive the New Note Alternative, with the relative allocation of New Notes, Mandatory Convertible Notes and cash to be determined by Compton Finance in its sole discretion and applied in the same proportion to all Noteholders electing (or deemed to be electing) the New Note Alternative;

in exchange for such Senior Notes; provided that:

(C)	if the aggregate amount to be received by Electing Noteholders electing to receive the Cash Alternative is greater than the Maximum Cash/Note Consideration, then the consideration that will be paid to each such Noteholder for its Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

(I)	the Maximum Cash/Note Consideration; and

(II)	such combination of New Notes and, if applicable, cash and/or Mandatory Convertible Notes as Compton Finance has determined pursuant to Section 4.1(b) equal to the difference between (A) the Maximum Note Consideration; and (B) the amount of such combination of New Notes and, if a applicable, cash and/or Mandatory Convertible Notes as Compton Finance has determined pursuant to Section 4.1(b) that is payable to Noteholders who have elected or are deemed to have elected the New Note Alternative;

(D)	if the aggregate principal amount to be received by Noteholders which have elected or are deemed to have elected to receive the New Note Alternative is greater than the Maximum Note Consideration, then the consideration to be issued to each such Noteholder for its Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(I)	the Maximum Note Consideration; and

(II)	such combination of cash and, if applicable, New Notes and/or Mandatory Convertible Notes as Compton Finance has determined pursuant to Section 4.1(b) equal to the difference between (A) the Maximum Cash/Note Consideration; and (B) the amount of such combination of cash and, if applicable, New Notes and/or Mandatory Convertible Notes as Compton Finance has determined pursuant to Section 4.1(b) that is payable to Electing Noteholders who have elected the Cash Alternative; and

(E)

any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected the New Note Alternative and to receive New Notes and, if applicable, cash and/or Mandatory Convertible Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes pursuant thereto; provided that New Notes and, if applicable, Mandatory

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Convertible Notes will be issued in $1.00 increments only, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note or, if applicable, Mandatory Convertible Note being issued, the number of New Notes or Mandatory Convertible Notes, respectively, issued to such Noteholder will be decreased to the nearest $1.00 increment;

(ii)	Noteholders who receive: (i) cash and, if applicable, New Notes and/or Mandatory Convertible Notes, all pursuant to the Cash Alternative; or (ii) New Notes and, if applicable, cash and/or Mandatory Convertible Notes, all pursuant to the New Note Alternative, shall receive cash, New Notes and Mandatory Convertible Notes, as applicable, in a principal amount equal to $940 per $1,000 of that Noteholder’s Principal Claim Amount in respect of such Senior Notes;

(iii)	Each of the New Note Indenture and the Mandatory Convertible Indenture shall be executed and become effective as of the time the New Notes and the Mandatory Convertible Notes, respectively, are issued; and

(f)	Compton Finance shall pay all fees and expenses due to BMO Nesbitt Burns Inc., the Indenture Trustee and counsel to the Parties reasonably incurred by, and due to, any of the foregoing in connection with the development, negotiation and implementation of the Recapitalization.

ARTICLE 5

IMPLEMENTATION OF THE ARRANGEMENT

5.1	Delivery of New Notes and Mandatory Convertible Notes Issued Under the Arrangement.

(a)	The Senior Notes are held by DTC (as sole registered holder of the Senior Notes on behalf of the Noteholders) through its nominee company CEDE & Co. DTC will surrender, or will cause the surrender of, for exchange the certificates representing the Senior Notes to the Indenture Trustee.

(b)	Noteholders shall make elections as between the Cash Alternative and the New Note Alternative with respect to the consideration to be received in exchange for their Senior Notes under the Arrangement pursuant to the elections set forth in the Form of Election; provided that any Noteholder not making an election, not properly completing, executing and delivering a Form of Election or not properly completing, executing and delivering a Form of Election prior to the Election Deadline shall be deemed to elect to receive New Notes and, if applicable, cash and/or Mandatory Convertible Notes pursuant to the New Note Alternative.

(c)	The delivery of New Notes and Mandatory Convertible Notes, if any, in exchange for Senior Notes will be made through the facilities of DTC to DTC participants, who, in turn will make delivery of the New Notes and Mandatory Convertible Notes, if any, to the beneficial holders of such Senior Notes pursuant to standing instructions and customary practices. Compton Finance and the Indenture Trustee will have no liability or obligation in respect of all deliveries from DTC, or its nominee, to DTC participants or to beneficial holders.

5.2	Withholding Rights.

Compton Finance and the Indenture Trustee shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any Noteholder, such amounts as Compton Finance or the Indenture Trustee are required to deduct and withhold with respect to such payment under the Canadian Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Noteholder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Noteholder exceeds the cash portion of the consideration otherwise payable to the Noteholder, Compton Finance and the Indenture Trustee are hereby authorized to sell

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or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Compton Finance or the Indenture Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Compton Finance and the Indenture Trustee shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

5.3	Fractional Interests.

In lieu of any fractional New Notes or Mandatory Convertible Notes, if any, each registered holder of Senior Notes otherwise entitled to a fractional interest in New Notes or Mandatory Convertible Notes, if any, will receive an aggregate principal amount of New Notes or Mandatory Convertible Notes, if any, rounded down to the nearest $1.00 increment, with the remainder being paid in cash.

5.4	Calculations.

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.10), as applicable. All calculations and determinations made by Compton and Compton Finance for the purposes of this Plan of Arrangement shall be conclusive, final and binding upon the Noteholders.

ARTICLE 6

AMENDMENTS

6.1	The Parties each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of the Parties;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Noteholders in the manner required by the Court (if so required).

6.2	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Parties provided that it is not adverse to the financial or economic interests of any former holder of Senior Notes.

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